Aurora Cannabis and Alcanna Enter into Exclusive License Agreement for Alcanna Operated, Aurora-branded Retail Stores

Retail Strategy and Store Concept Unveiled

TSX: ACB      TSX: CLIQ

EDMONTON, Aug. 8, 2018 Aurora Cannabis Inc. ("Aurora")(TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) and Alcanna Inc. ("Alcanna") (TSX: CLIQ) today announced the companies have reached a license agreement whereby Alcanna has been given exclusive rights to open retail cannabis stores under the brand name "Aurora" across Canada. Alcanna's position as the biggest private sector liquor retailer in Canada, aligns with Aurora's position as one of the world's leading cannabis companies.

In February, Aurora announced its strategic investment in Alcanna (formerly Liquor Stores NA), the Edmonton, Alberta-based retailer of alcoholic beverages with 229 retail outlets in Western Canada and Alaska, with a view to establishing a leading brand of cannabis retail outlets. This forward-thinking partnership combines Aurora's brand leadership, high-quality products, customer care and scientific innovations with Alcanna's well-established retailing infrastructure and expertise. Over the last 25 years, Alcanna has established an exemplary track-record of responsibly retailing controlled substances in retail environments that require strict compliance with government regulations.

Aurora and Alcanna have created a unique and engaging, state-of the art consumer retail concept that aims to deliver an inviting, inclusive, and educational experience. Highly trained Category Specialists will engage both new and experienced consumers with superior product knowledge and socially responsible advice. The stores will operate under the "Aurora" banner, but will represent a house of brands, carrying a carefully curated, but broad selection of products from Licensed Producers across Canada, including Aurora, MedReleaf and CanniMed.

Highlights

•	Alcanna will build, own and operate the new cannabis stores, where permitted, leveraging its experience and expertise as a responsible retailer of controlled substances.
•	The stores will operate under the Aurora name, providing immediate brand recognition based on the company's reputation as a producer of high-quality cannabis products.
•	Alcanna is currently converting several of its existing liquor stores into cannabis retail outlets.
•	Additionally, Alcanna has leveraged its long-standing relationships with commercial landlords to secure a multitude of primary locations across Alberta.
•	When permitted by government, Alcanna is well-prepared to open a large number of retail stores in any province in Canada.
•

In Alberta, Alcanna anticipates opening 37 stores, starting October 17, 2018, the maximum number permitted to a single operator under provincial regulations in year one of legalized adult consumer use.

•	Alcanna will use its deep connections with general contractors and trades, enabling it to quickly mobilize construction teams at approved sites.
•

Alcanna will retain Aurora through CanvasRx, CanniMed and MedReleaf, which have deep experience working with cannabis users, and unparalleled data regarding efficacy and customer experience to assist in training its in-store associates know as Category Specialists.

"This Agreement between Aurora and Alcanna, combining physical presence, retail experience, capacity and expertise with our brand strength, product know-how and deep data, creates a significant competitive advantage that will allow for the rapid development of a robust retail network in Alberta, and any other jurisdiction that permits private retail of cannabis for adult consumer use," said Aurora CEO Terry Booth. "We have collaborated on store design and layout to ensure the ultimate customer-focused experience, based on a broad selection of products that we anticipate will resonate strongly with the adult consumer use market."

James Burns, CEO of Alcanna, added, "For the last five months, expert teams in store development, merchandising, training and product knowledge have been working steadily toward bringing the best cannabis retail stores to life in Alberta" "We have deep capabilities that will enable us to rapidly develop a large network of well-located cannabis stores, delivering a unique customer experience from October 17, 2018 onwards. Launching this retail network under the Aurora name will capitalize on its reputation as a leader in producing high-quality cannabis products, created with the consumer in mind. We are excited to operationalize this vision, and execute rapidly in Alberta, and across Canada, wherever we are permitted to do so."

About Aurora

Headquartered in Edmonton, Alberta, with funded capacity in excess of 570,000 kg per year and sales and operations in 14 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at ultra-low costs. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and ultra-low per gram production costs. Each of Aurora's facilities is built to meet European Union (EU) GMP standards, and both its first production facility and its wholly owned European medical cannabis distributor Pedanios have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes nine companies acquired - CanvasRX, Peloton Pharmaceutical, Pedanios, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen, CanniMed Therapeutics, Anandia Labs and MedReleaf - Aurora is distinguished by its reputation as a partner of choice and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

For more information about Aurora, please visit our investor website www.investor.auroramj.com

About Alcanna Inc.

Alcanna (formerly Liquor Stores N.A. Ltd.), headquartered in Edmonton Alberta is one of the three largest private sector retailers of alcohol in North America and by far the largest private sector retailer in Canada – owning and operating 229 locations in Alberta, B.C. and Alaska. With revenues in excess of $600 million per year, Alcanna processes over 20 million individual retail transactions of beverage alcohol.

Alcanna's innovative Wine and Beyond brand brought an entirely new concept to alcohol sales in Alberta in a large format experiential environment with over 12,000 different products to choose from, many sold only at Alcanna stores, at extremely competitive prices. Our Liquor Depot brand is ubiquitous throughout Alberta and our new Deep Discount Liquor banner has brought the lowest prices in an attractive consumer-friendly environment to Albertans. Aurora Cannabis invested $138 million to buy a 25% stake in Alcanna in 2018. Alcanna's common shares and convertible subordinated debentures trade on the Toronto Stock Exchange under the symbols "CLIQ" and "CLIQ.DB", respectively.

Additional information about Alcanna Inc. is available at www.sedar.com and the Company's website at www.alcanna.ca/investors.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities laws ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. In particular, this news release contains forward looking statements regarding, without limitation: the license granted by Aurora to Alcanna to brand its retail cannabis stores and the option to use the Aurora brand in other Canadian jurisdictions; the timing and receipt of required regulatory and third party approvals, including the receipt of retail cannabis licenses in Alberta; Alcanna's proposed retail cannabis operations in Canada, including its ability to secure retail locations; Alcanna's ability to build, own and operate retail cannabis stores and convert existing liquor stores into retail cannabis stores in a timely manner; the design, completion and operation of retail cannabis stores; the branding, staffing and customer experience of retail cannabis stores; product selection; and the growth of a retail cannabis business in Canada and Aurora's and Alcanna's anticipated market share thereof.

These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made. Any number of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements including, but not limited to: the ability of the parties to receive and maintain, in a timely manner, the required government, regulatory and other third party approvals required to participate in the retail adult use market for cannabis in Canada, including retail cannabis licenses in Alberta; that, under applicable laws or rules in respect of cannabis, Aurora and its affiliates will be permitted to take certain actions with Alcanna in furtherance of the development of a retail cannabis business together, including permitting Alcanna to own and operate Aurora-branded retail cannabis stores; the availability of appropriate retail locations in the identified areas; the timing and opening of retail cannabis locations; the assets and employees of Alcanna and Aurora; the availability of retail-cannabis products; the timing and legalization of recreational cannabis products; changes to cannabis laws; and changes in general market conditions.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of Alcanna and Aurora are included in reports on file with applicable securities regulatory authorities which may be accessed on Alcanna's and Aurora's respective company profiles on SEDAR at www.sedar.com.

Aurora and Alcanna are under no obligation, and expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Terry Booth, CEO	James Burns, Vice Chair and CEO
Aurora Cannabis Inc.	Alcanna Inc.

Alcanna Inc. (CNW Group/Aurora Cannabis Inc.)

Aurora Cannabis and Alcanna Enter into Exclusive License Agreement for Alcanna Operated,Aurora-branded Retail Stores (CNW Group/Aurora Cannabis Inc.)

Aurora Cannabis and Alcanna Enter into Exclusive License Agreement for Alcanna Operated,Aurora-branded Retail Stores (CNW Group/Aurora Cannabis Inc.)

Aurora Cannabis and Alcanna Enter into Exclusive License Agreement for Alcanna Operated,Aurora-branded Retail Stores (CNW Group/Aurora Cannabis Inc.)

Aurora Cannabis and Alcanna Enter into Exclusive License Agreement for Alcanna Operated, Aurora-branded Retail Stores (CNW Group/Aurora Cannabis Inc.)

SOURCE Aurora Cannabis Inc.

View original content with http://www.newswire.ca/en/releases/archive/August2018/08/c4100.html

%SEDAR: 00025675E

For further information: MEDIA CONTACTS (Aurora), Heather MacGregor, Director of Communications, Aurora Cannabis, M : (416) 509-5416, heather.macgregor@auroramj.com, www.auroramj.com; INVESTOR RELATIONS (Aurora), Marc Lakmaaker, Vice President, Investor Relations, Aurora Cannabis, M: (647) 269-5523, marc.lakmaaker@auroramj.com, www.auroramj.com; INVESTOR RELATIONS (Aurora), Rob Kelly, Director, Investor Relations, Aurora Cannabis, M: (647) 331-7228, rob.kelly@auroramj.com, www.auroramj.com; MEDIA CONTACTS (Alcanna), Dave Crapper, SVP, Communications and Investor Relations, Alcanna Inc., M: (819) 923 1782, O: (780) 702 7437, dave.crapper@alcanna.com, www.alcanna.ca; INVESTOR RELATIONS (Alcanna), James Burns, Vice Chair and Chief Executive Officer, Alcanna Inc., M: 587-460-1026, james.burns@Alcanna.com, www.alcanna.ca

CO: Aurora Cannabis Inc.

CNW 07:00e 08-AUG-18